UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

INTELLIA THERAPEUTICS, INC.

(Name of Issuer)
COMMON STOCK

(Title of Class of Securities)
45826J105
(CUSIP Number)

OrbiMed Advisors LLC
OrbiMed Capital GP V LLC
OrbiMed Global Healthcare GP LLC

601 Lexington Avenue, 54th Floor
New York, NY 10022
Telephone:  (212) 739-6400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 24, 2018

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 45826J105
1		NAME OF REPORTING PERSONS OrbiMed Advisors LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,537,684
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,537,684
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,537,684
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.99%*
14		TYPE OF REPORTING PERSON (See Instructions) IA

_______________________
* This percentage is calculated based upon 42,335,266 shares of Common Stock outstanding of the Issuer, as set forth in the Issuer’s Prospectus Supplement, filed with the Securities and Exchange Commission on November 3, 2017.

SCHEDULE 13D

CUSIP No. 45826J105
1		NAME OF REPORTING PERSONS OrbiMed Capital GP V LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,943,388
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,943,388
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,943,388
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.59%*
14		TYPE OF REPORTING PERSON (See Instructions) OO

_______________________
* This percentage is calculated based upon 42,335,266 shares of Common Stock outstanding of the Issuer, as set forth in the Issuer’s Prospectus Supplement, filed with the Securities and Exchange Commission on November 3, 2017.

SCHEDULE 13D

CUSIP No. 45826J105
1		NAME OF REPORTING PERSONS OrbiMed Global Healthcare GP LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 594,296
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 594,296
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 594,296
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.40%*
14		TYPE OF REPORTING PERSON (See Instructions) OO

_______________________
* This percentage is calculated based upon 42,335,266 shares of Common Stock outstanding of the Issuer, as set forth in the Issuer’s Prospectus Supplement, filed with the Securities and Exchange Commission on November 3, 2017.

Item 1.	Security and Issuer

This Amendment No. 2 (“Amendment No. 2”) supplements and amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by OrbiMed Advisors LLC, OrbiMed Capital GP V LLC, OrbiMed Global Healthcare GP LLC and Samuel D. Isaly on May 20, 2016 (the “Statement”) and amended by Amendment No. 1 thereto filed with the SEC on November 8, 2017.  The Statement relates to the common stock, par value $0.0001 per share, of Intellia Therapeutics, Inc. (the “Common Stock”), a corporation organized under the laws of the state of Delaware (the “Issuer”), with its principal executive offices located at 40 Erie Street, Suite 130, Cambridge, Massachusetts 02139.  The Common Stock is listed on the NASDAQ Global Market under the ticker symbol “NTLA.”  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.
This Amendment No. 2 is being filed to report that Samuel D. Isaly, who was previously identified as a reporting person, has ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock.
Item 2 of the Statement is amended to read in full as set forth below.
Item 2.	Identity and Background
(a)          This Statement is being filed by OrbiMed Advisors LLC (“Advisors”), a limited liability company organized under the laws of Delaware, OrbiMed Capital GP V LLC (“GP V”), a limited liability company organized under the laws of Delaware, and OrbiMed Global Healthcare GP LLC (“OGH GP”), a limited liability company organized under the laws of Delaware (collectively, the “Reporting Persons”).
(b) – (c), (f)  Advisors, a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the sole managing member of GP V, which is the sole general partner of OrbiMed Private Investments V, LP (“OPI V”), which holds shares of Common Stock, as described herein.  Advisors is the sole managing member of OrbiMed Global Healthcare GP LLC (“OGH GP”), a limited liability company organized under the laws of Delaware , which is the sole general partner of OrbiMed Global Healthcare Master Fund, LP (“OGH”), which holds shares of Common Stock, as described herein. OPI V and OGH are collectively referred to as the “OrbiMed Funds.” Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.
GP V and OHG GP have their principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.
The directors and executive officers of Advisors, GP V and OHG GP are set forth on Schedules I, II and III attached hereto.  Schedules I, II and III set forth the following information with respect to each such person:
(i)          name;
(ii)         business address;
(iii)        present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and
(iv)        citizenship.
(d) – (e) During the last five years, neither the Reporting Persons nor any Person named in Schedule I, II or III has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5 of the Statement is amended to read in full as set forth below.
Item 5.	Interest in Securities of the Issuer

(a)-(b)   As of the date of this filing, the Reporting Persons may be deemed, for purposes of Rule 13d-3 of the Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the shares of Common Stock described in Item 6 below.  Based upon information contained in the Issuer’s prospectus,  dated November 1, 2017, filed with the SEC on November 3, 2017, the Common Stock held by the OrbiMed Funds constitutes approximately 5.99% of the issued and outstanding shares of Common Stock.  Advisors, pursuant to its authority as the sole managing member of GP V and the sole general partner of OGH GP, may be deemed to indirectly beneficially own the shares of Common Stock held by the OrbiMed Funds.  GP V, pursuant to its authority as the general partner of OPI V, may be deemed to indirectly beneficially own the shares of Common Stock held by OPI V.  OGH GP, pursuant to its authority as the general partner of OGH, may be deemed to indirectly beneficially own the shares of Common Stock held by OGH.   As a result, Advisors and GP V share the power to direct the vote and to direct the disposition of the shares of Common Stock held by OPI V, and Advisors and OGH GP share the power to direct the vote and to direct the disposition of the shares of Common Stock held by OGH.  Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and Jonathan T. Silverstein, each of whom disclaims beneficial ownership of the shares Common Stock held by the OrbiMed Funds.
(c)          The Reporting Persons have not effected any transactions in the Common Stock during the past sixty (60) days.
(d)          Not applicable.
(e)          As of January 24, 2018, Samuel D. Isaly, who was previously identified as a reporting person, has ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock.
The first paragraph of Item 6 of the Statement is amended to read in full as follows.
Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, GP V is the sole general partner of OPI V, pursuant to the terms of the limited partnership agreement of OPI V.  OGH GP is the sole general partner of OGH, pursuant to the terms of the limited partnership agreement of OGH. Advisors is the sole managing member of GP V and OGH GP, pursuant to the terms of the limited liability company agreement of GP V and OGH GP respectively.  Pursuant to these agreements and relationships, Advisors and GP V have discretionary investment management authority with respect to the assets of OPI V and Advisors and OGH GP have discretionary investment management authority with respect to the assets of OGH.  Such authority includes the power of GP V to vote and otherwise dispose of securities purchased by OPI V and OGH GP to vote and otherwise dispose of securities purchased by OGH.  The number of outstanding shares of Common Stock attributable to OPI V is 1,943,338 shares of Common Stock, which constitutes 4.59% of the outstanding shares of Common Stock.  The number of outstanding shares of Common Stock attributable to OGH is 594,296 shares of Common Stock, which constitutes 1.40% of the outstanding shares of Common Stock.  Advisors may be considered to have indirect beneficial ownership of 2,537,684 shares of Common Stock.
Item 7.	Materials to Be Filed as Exhibits
Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP V LLC, and OrbiMed Global Healthcare GP LLC.

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated:  January 29, 2018
OrbiMed Advisors LLC

By:	/s/ Jonathan T. Silverstein
	Name:	Jonathan T. Silverstein
	Title:	Member of OrbiMed Advisors LLC

By:	/s/ Sven H. Borho
	Name:	Sven H. Borho
	Title:	Member of OrbiMed Advisors LLC

By:	/s/ Carl L. Gordon
	Name:	Carl L. Gordon
	Title:	Member of OrbiMed Advisors LLC

OrbiMed Capital GP V LLC

By:	OrbiMed Advisors LLC its Managing Member

By:	/s/ Jonathan T. Silverstein
	Name:	Jonathan T. Silverstein
	Title:	Member of OrbiMed Advisors LLC

By:	/s/ Sven H. Borho
	Name:	Sven H. Borho
	Title:	Member of OrbiMed Advisors LLC

By:	/s/ Carl L. Gordon
	Name:	Carl L. Gordon
	Title:	Member of OrbiMed Advisors LLC

OrbiMed Global Healthcare GP LLC

By:	OrbiMed Advisors LLC its Managing Member

By:	/s/ Jonathan T. Silverstein
	Name:	Jonathan T. Silverstein
	Title:	Member of OrbiMed Advisors LLC

By:	/s/ Sven H. Borho
	Name:	Sven H. Borho
	Title:	Member of OrbiMed Advisors LLC

By:	/s/ Carl L. Gordon
	Name:	Carl L. Gordon
	Title:	Member of OrbiMed Advisors LLC

Schedule I
The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below.  Unless otherwise noted, each of these persons are United States citizens and have as their business address 601 Lexington Avenue, 54th Floor, New York, NY 10022.
Name	Position with Reporting Person	Principal Occupation
Samuel D. Isaly	Managing Member	Managing Member OrbiMed Advisors LLC
Carl L. Gordon	Member	Member OrbiMed Advisors LLC
Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC
Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC
W. Carter Neild	Member	Member OrbiMed Advisors LLC
Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC
Evan D. Sotiriou	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

Schedule II
The business and operations of OrbiMed Capital GP V LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I attached hereto.

Schedule III
The business and operations of OrbiMed Global Healthcare GP LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I attached hereto.

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP V LLC, and OrbiMed Global Healthcare GP LLC.